Filed by ITC Holdings Corp. Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: ITC Holdings Corp.
Commission File No. 001-32576

July 25, 2013

11 A.M. ET

Operator

Good day ladies and gentlemen, and welcome to the ITC Holdings Corp. second quarter conference call and webcast. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session, and instructions will be given at that time. (Operator Instructions). As a reminder, today’s conference call is being recorded. I would now like to turn the conference over to your host, Ms. Gretchen Holloway, Director of Investor Relations. Please go ahead.

Gretchen Holloway - ITC Holdings Corp. - Director, Investor Relations

Good morning everyone. Thank you for joining us for ITC’s 2013 second quarter earnings conference call. Joining me on today’s call is Joseph Welch, Chairman, President, and CEO of ITC, and Cameron Bready, our Executive Vice President and CFO. Last night we issued a press release summarizing our results for the quarter and for the six months ended June 30th, 2013. We expect to file our Form 10-Q with the Securities and Exchange Commission today.

Before we begin, I would like to remind everyone of the cautionary language contained in the Safe Harbor statement. Certain statements made during today’s that are not historical facts, such as those regarding our future plans, objectives, and expected performance reflects forward-looking statements under Federal Securities laws. While we believe these statements are reasonable, they are subject to various risks and uncertainties, and actual results may differ materially from our projections and expectations. These risks and uncertainties are discussed in our reports filed with the SEC, such as our periodic reports on Forms 10-Q and 10-K, and our other SEC filings. You should consider these risk factors when evaluating our forward-looking statements.

Our forward-looking statements represent our outlook only as of today. We disclaim any obligation to update these statements, except as may be required by law. Reconciliation of the non-GAAP financial measures discussed on today’s call is available on the Investor Relations page of our website.

In addition ITC filed a registration statement on Form S4 with the SEC to register shares of ITC common stock to be issued to shareholders of Entergy Corporation in connection with the proposed transaction with Entergy Corporation previously announced on December 5th, 2011. This registration statement was declared effective by the SEC on February 25th, 2013. ITC expects to file a post-effective amendment to this registration statement.

Investors are urged to read the prospectus included in the ITC registration statement, and the post-effective amendment to the ITC registration statement when available, as well as any other relevant document because they contain important information about the proposed transaction. The registration statement, prospectus, and other documents relating to the proposed transaction can be obtained free of charge from the SEC website at www.SEC.gov,when they are available. These documents can also be obtained free of charge upon written request to ITC or Entergy. I will now turn the call over to Joe Welch.

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Thanks Gretchen. Good morning. Since we last addressed the investment community in late April, there have been quite a number of developments related to our standalone business and the Entergy transaction that we will update you on today. First as is customary, I would like to begin by commenting on our operational performance and progress with respect to our capital investment plans. Overall we remain on track to meet the capital investment expectations for the year despite the fact that we are somewhat behind our plan for the first half of the year. Mother Nature continues to present multiple challenges to our plans.

As we discussed in April, the long and volatile winter created some delays in capital development in the first quarter. This was followed by multiple severe weather events in the second quarter that largely impacted our ITC Midwest system, including the snow and ice storm in April, late heavy snowstorms in early May, and severe thunderstorms, tornadoes and ongoing flooding in late May and June. All of these events contributed to outages and damage to parts of the ITC Midwest system, and have created a challenging environment in which to advance our capital projects. While we are off to a slower start than we had initially anticipated, we still expect to catch up in the second half of the year.

Despite the fact that the weather has had on the timing of the capital investments relative to our plans, I am pleased with the overall progress that we have made. For the six months of the year we invested a record amount of capital for any six month period in our history, which is something that should not be overlooked, and for which I am quite proud of the team. This is particularly satisfying given the fact we have been advancing the Entergy transaction simultaneously.

As we discussed if in the past our capital investment when coupled with our maintenance practices and protocols are critical in supporting our system performance. Our success on this front was recently demonstrated again through the SGS Statistical Services Transmission Reliability Benchmark study for 2012 that was released during the second quarter of this year. For 2012 ITCTransmission and METC again ranked in the top decile for sustained outages per circuit. ITC Midwest ranked in the second quartile for sustained outages per circuit. While our Michigan systems continue their strong performance, ITC Midwest has experienced significant improvement from its fourth quartile performance in 2008, which was the full year ITC owned the system. These results provided further evidence that our independent business model with a sole focus on transmission yields significant benefits, in terms of improved system performance that served to provide for a more reliable and economically efficient grid for the benefit of our customers.

In addition to our strong system performance results, we are also pleased to report our safety benchmarking statistics for 2012, as ITC has ranked in the top decile for both recordable injuries and lost day work cases. This particular ranking is based on the Edison Electric Institute, or EEI’s, annual safety survey, which included 74 survey participants, with a mix of transmission, distribution, generation, and vertically integrated utilities. This is the second year in the row that ITC has achieved a top decile performance in these very important safety measures. Fostering a safe work environment at ITC remains an absolutely critically imperative for us, and I am extremely proud of the fact that we have been able to achieve this level of safety, even as we have been significantly expanding our capital investment programs.

Turning now to the regulatory front, I would like to provide you with an update on recent developments at FERC. First of all, late last week FERC issued an order on Interstate Power & Light’s 206 complaint against ITC Midwest’s Attachment FF policy, directing MISO on behalf of ITC Midwest to revise Attachment FF of the MISO tariff to conform to MISO’s policy for reimbursing generator interconnection customers for network upgrade costs in the ITC Midwest zone. MISO’s current policy allows for customers to receive up to 10% reimbursement for those costs, as opposed to Attachment FF, which allowed qualifying generators to receive up to 100% reimbursement. The order found that in the context of MISO’s zonal rate structure, and as a result of the MISO recent tariff changes that reduced the generator reimbursement to a maximum of 10% of cost, ITC’s Midwest Attachment FF interconnection reimbursement policy results in an improper subsidy when the generator’s output is exported to another MISO pricing zone. It is worth noting that MISO employed a type of zonal rate structure when FERC approved the use of the Attachment FF for ITC Midwest in 2008, and MISO’s standard policy for generator interconnections differed from that of Attachment FF at that time as well. It will likely come as no surprise that we strongly disagree with the order, and the rational effectively overturning the use of Attachment of FF by ITC Midwest going forward, and believe that FERC has erred in its decision.

Attachment FF is supported by the Commission’s own policies, in that the Commission has upheld 100% reimbursement policies, as a means to increase competition in the bulk power markets, and help ensure reliability, and just and reasonable prices. More specifically Attachment FF allows new resources to compete on a level playing field with one, older generating facilities owned by incumbent vertically-integrated MISO members that included their interconnection costs and transmission rates, and two, old and new generating facilities outside of MISO that apply the order number 2003 policy of 100% reimbursement for network upgrade costs, and three, new generating facilities within the other MISO zones that apply to 100% network upgrade reimbursement policy.

Further, Attachment FF has furthered Iowa’s economic development efforts and public policy agency by supporting renewable development by encouraging investment in transmission. In a concurring statement Commissioner Norris expressed his concern that the current MISO cost allocation might not adequately recognize the benefits that interconnection related network upgrades provides to all users. Consequently, we are assessing our options with respect to next steps regarding this decision, which include but are not limited to, potentially filing for rehearing of the decision, and working with stakeholders to development an alternative to our prior Attachment FF that addresses the concerns we have with respect to MISO’s standard policy.

In May, FERC also issued an order on the 206 complaint it had initiated over a year ago on MISO’s formula rate protocols. Within the order FERC found the current MISO formula rate protocols to be insufficient to assure just and reasonable rates. As a reminder, it is important to note that the protocols generally relate to the process by which the formula rates get posted and updated each year. As well as the information sharing associated with such process. The protocols do not affect the rate, formula rates themselves.

As a result of the order, FERC directed MISO to make certain revisions to their protocols to address three primary concerns. First, the protocols need to enable a sufficiently broad scope of interested parties to participate in transmission owners updates for their formula rates. Second, the protocols must provide interested parties with enhanced transparency related to the data inputs in the course of the annual updates. And lastly, the protocols must provide interested parties with the opportunities to challenge annual updates.

Importantly in issuing the order the Commissioners reiterated the support for formula rates, and the need to strike the appropriate balance between the benefits of avoiding ongoing rate cases, with the need for customer confidence in rates. We believe that FERC’s actions serve to preserve and bolster the use of formula rates going forward, by making the process more robust, and enhancing the stakeholder confidence in the accuracy of the data, something which ITC has advocated for some time, which is evidenced by the fact that FERC required revisions to the MISO protocols are fairly well-aligned with ITC’s current practices.  As far as the next steps in the process, FERC required MISO and MISO transmission owners to submit a compliance filing implementing these provisions that is now due in mid-September.

While there has been a high degree of focus on FERC return levels, there have been no real new developments on this front since our last call. We have however seen the industry undertake an organized effort to provide perspective on the issues, with the release of a white paper on the topic prepared by EEI. The white paper serves to highlight why stable and adequate FERC returns are critical in supporting transmission infrastructure investment.  The paper also supported the process by which FERC sets return levels and suggested adjustments to the current methodology to mitigate or eliminate elements of the process that naturally bias numbers lower, especially in the artificially low interest rate environment in which we have been operating recently. We feel the EEI white paper serves to create more of a balanced discussion on returns, and demonstrates the importance of stable and predictable rate regulation for the transmission industry as a whole, in order to support transmission investment and FERC’s policy objectives.

Other federal regulatory developments continue to focus on Order 1000 compliance activities, which have been underway since late last year.  Just last week FERC issued its order on SPP’s compliance plan for intra-regional planning and cost allocation, which accepted certain aspects of the filing, but also identified deficiencies, and required future compliance filings to address the following issues. One, the process for identification of transmission needs driven by public policy requirements. Two, ROFR related issues including the retention of ROFR for certain projects in SPP’s proposal for the consideration of the state ROFR’s, and three, additional detail or modification to the evaluation process to choose a transmission developer for projects where ROFR’s they were eliminated. SPP’s compliance filings to address these issues is due in 120 days from the order.

In addition MISO made its follow-up compliance filing earlier this week, to address certain issues identified by FERC, regarding MISO’s Order 1000 intra-regional transmission planning and regional cost allocation methodology. While compliance filing for intra-regional activities are in the final stages, inter-regional compliance filings were just filed earlier this month with FERC. These inter-regional compliance plans are the first step in what will likely be a long process to promote interregional transmission development. However, ITC is encouraged that there is a systematic effort under way to address what has been a long standing gap in the transmission planning process, that we believe will eventually facilitate development of critical infrastructure among planning regions.

Turning now to our transaction with Entergy Corporation. We have been very active with federal, state and local regulatory activities that have made progress in advancing the required regulatory approvals. I think most interveners are now aware that on June 20th ITC and Entergy received approval from the FERC for the change of control of the Entergy transmission assets, which allows for the transfer of the transmission assets from Entergy to ITC.

In addition, FERC also approved the rate constructs for the new ITC operating companies that will operate the former Entergy transmission system that includes our proposed allowed return on equity of 12.38%, which is the regional MISO base ROE, authorized capital structure of 60% equity and 40% debt, and the use of our formula rate on a forward looking basis with a true-up. Certain other components of the formula rate is associated with 205 filings were set for hearing.

Perhaps most importantly, FERC’s order reaffirmed the benefits of ITC’s business model noting the benefits that stem from the independent ownership of transmission assets over and above benefits that will result from Entergy’s integration into MISO. In addition, the order serves to underpin the rate constructs in place at ITC’s current operating companies, and now these constructs serve to facilitate and support needed capital investment. This approval follows the FERC approval received in May by ITC and Entergy authorizing utility operating company financings associated with the transaction.

At the state and local levels, we are now in the heart of the procedural schedules in each jurisdiction. We continue to work constructively through these processes, and are focused on achieving successful outcomes that allow us to move forward with the transaction on terms and conditions acceptable to us. In an effort to advance our discussions in each of the jurisdictions, we have made a variety of commitments in connection with the transaction, and have proposed certain rate mitigation plans to address concerns that had been raised by parties.

Most recently, ITC and Entergy have proposed a revised rate mitigation plan that serves to better align the modest rate impacts associated with the transaction with the realization of the many quantifiable benefits we expect customers to realize from the transaction, and commits the companies to demonstrating the benefits the transaction will bring to the Entergy region. We believe that this proposal represents an effective solution to the issues that have been raised by the parties to the proceedings at the state and local level, and provides these Commissions with the assurances that customers are protected from the risks of cost increases without the realization of quantifiable benefits.

With respect to the procedural schedules themselves, I will provide a brief update for each jurisdiction. First in Texas, the hearing was completed in May. We now await a decision by the Texas Public Utilities Commission, which is required by August 18th. We just completed the hearing process in Louisiana this week. We are now preparing for upcoming hearings in Mississippi, New Orleans, and Arkansas, which are currently scheduled or anticipated to occur in the months of August and September.  While the New Orleans and Arkansas hearings were originally scheduled to take place in July, they have now been rescheduled or anticipated for August and early September respectively to provide interested parties with additional time to evaluate the transaction, and the various issues and proposals raised in the applications and testimonies. The current schedules continue to allow for decisions from the State Commissions in full, and position us to be able to close the transaction in 2013 assuming approvals are received.

Lastly, it is worth noting that in June, Entergy received a private letter ruling from the Internal Revenue Service confirming, according to the facts presented, a tax-free treatment of the transaction. It has been quite a busy year for us thus far, and we feel that we have made good progress with both our base business and advancing the Entergy transaction through the regulatory approval process. We expect the second half of the year to be very active as well, as we strive to meet all of our stand-alone objectives for the year, and bring the Entergy transaction to a successful close before the end of the year.

I will now turn the call over to Cameron for a financial update.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Thanks Joe, good morning everyone. I will start today by providing an overview of our financial results. As I am sure that most of you saw in our earnings release issued yesterday, for the second quarter of 2013 ITC reported net income of the $47.4 million, or $0.90 per share, as compared to $42.4 million, or $0.81 per share for the second quarter of 2012. Reported net income for six months ended June 30, 2013 was $97.6 million, or $1.85 per share, compared to $88.4 million, or $1.70 per share for the same period last year.

Our release also highlighted our operating earnings for both the second quarter and year-to-date periods, as we believe this better presents the true performance of the business. Operating earnings for the second quarter were $63.3 million, or $1.20 per share, compared to $54.8 million or $1.05 per share recorded for the second quarter of 2012. For the six months ended June 30, 2013 operating earnings were $122.1 million, or $2.32 per share, compared to $103.5 million, or $1.98 per share for the same period last year.

Operating earnings are a non-GAAP measure that exclude the following items. First after tax expenses associated with the Entergy transaction of approximately $15.9 million, or $0.30 per share, and $4.1 million or $0.08 per share for the second quarter of 2013 and 2012 respectively. These expenses totaled approximately $24.4 million, or $0.46 per share, and $6.6 million, or $0.12 per share for the six months ended June 30, 2013 and 2012 respectively.

Secondly, operating earnings exclude after tax expenses associated with an estimated refund liability of approximately $0.1 million for both the second quarter and year-to-date 2013 periods, and $8.4 million, or $0.16 per share for the second quarter in year-to-date 2012 periods. This liability was recorded for certain acquisition accounting adjustments for ITC Midwest, ITC Transmission, and METC, resulting from the FERC audit order on ITC Midwest issued in May of 2012.

Briefly, I would like to note that in early June we received a letter order from FERC accepting the refund report, and associated refund amounts filed for ITC Transmission and METC. We had previously received a similar order accepting the refund report and refund amount for ITC Midwest. This was the last regulatory step required in that process. With the payment of the refunds in 2014, this matter will be closed.

Operating earnings are reported on a basis consistent with how we provided our earnings guidance for the year, and exclude the aforementioned items that were not reflected in earnings guidance, and do not impact the future earnings potential of the business. The year-over-year increases in operating earnings of approximately 17% for the year-to-date period was largely attributable to higher income associated with increased rate base in AFUDC at all of our operating companies, resulting from the execution of our capital investment programs.

Execution of our capital investment plans continues to be the primary driver of our financial performance for both the quarter and year-to-date periods. These investments support the system performance and operational excellence that we have realized at our operating companies, while also providing significant benefits to our customers in the form of improved system reliability, and the economic efficiency of the grid, which contributes to the opportunities for customers to realize a lower overall delivery cost of energy.  For the six months ended June 30, 2013, our capital investments totaled $455.4 million across our four operating companies. This amount includes $120.8 million at ITC Transmission,$81.8 million at METC, $178.8 million at ITC Midwest, and $74 million at ITC Great Plains. While we have made good progress on our plans in the first half of the year, ongoing weather challenges along with some changes to project schedules have slowed the pace of our capital deployment relative to our plans for the year. Although we did gain some ground during the second quarter, on a year-to-date basis we still remain slightly behind budget with respect to our capital investments for the year, but are poised to catch up in the back half of the year and meet our overall annual expectations.

As a result, we are today reaffirming our aggregate standalone capital investment guidance for the year of $760 million to $860 million. Which includes $200 million to $230 million at ITCTransmission,$160 million to $180 million at METC, $270 million to $300 million at ITC Midwest, and $130 million to $150 million at ITC Great Plains. In addition, we are also reaffirming our annual operating earnings guidance of $4.80 to $5.00 per share, which excludes any impact associated with the Entergy transaction.

Turning now to our financial and liquidity requirements, we have also had a very busy year with respect to our capital formation activities. Since the first quarter, we have continued to execute on our 2013 standalone financing plan, which includes addressing a number of debt maturities in the calendar year. On July 3rd, ITC Holdings successfully closed its first SEC-registered bond offering by issuing $550 million of senior unsecured notes. The offering was comprised of a $250 million 10-year tranche priced at 4.05%, the best pricing for a bond issue in ITC Holding’s history, and a $300 million 30-year tranche priced at 5.30%. Given the recent volatility experienced in the bond markets, we view this outcome as quite positive. The net proceeds from the offering were used to repay a significant portion of ITC Holdings 2013 debt maturities, and for general corporate purposes.

As we have discussed over the past couple years we have had an active interest rate hedging program in effect, with respect to these planned issuances in order to mitigate a portion of the associated pricing risk through the use of interest rate swaps. Concurrent with the debt issuance we settled the swaps that were in place, and recognized a net gain of approximately $11.2 million on our interest rate swaps, which will be amortized over the life of the new issuances, thereby further reducing the overall average effective rate of the bonds.

At the operating company level we also entered into unsecured term agreements at ITC Great Plains and ITCTransmission in May and July respectively. The term loan executed by ITC Great Plains was an 18 month facility in the amount of $100 million. The proceeds of which were used primarily to pay down its existing revolver balance and fund capital investments. ITCTransmission’s term loan is a 366-day facility totaling $185 million. The proceeds of which were used to refinance maturing debt. By executing these term loans, ITC Great Plains and ITCTransmission were able to capitalize on attractive conditions in the lending market to meet their near term needs. With our financing activities to-date, we have largely completed our 2013 financing plan, and have positioned ourselves to be able to focus on the Entergy transaction-related financings in the back half of the year. However, we will continue to seek to be opportunistic with respect to refinancing existing term loans in our portfolio with longer term financing alternatives, based on market conditions.

As for our current liquidity position, as of June 30, 2013 we had $63.8 million of cash on hand, and $525.7 million of net undrawn revolver capacity, bringing our total liquidity position to $589.5 million. Our total capacity available under our revolving credit facilities is currently $725 million. For the six months ended June 30, 2013 we reported operating cash flows of approximately $185 million, compared to approximately $134 million for the same period last year. This increase of approximately $51 million was largely attributable to an increase in operating revenues and lower cash taxes.

While on capitalization related matters, I wanted to spend a brief moment revisiting dividend policy, as August is quickly approaching, and that is typically when our Board considers our dividends, and whether any adjustments are warranted, given the outlook for the business. As we have stressed, we remain committed to sustainable annual dividend growth, whether on a standalone basis or for the pro forma business reflecting the addition of the Entergy transmission system. While also recognizing and balancing our investment requirements.

Our most recent guidance on dividend increases suggested that we believe we have additional flexibility with respect to future increases. And anticipate increases in the range of approximately 10% to 15% in the near-term, with the goal of preserving a payout ratio in the mid to high-30% range as we continue to grow earnings. We believe this dividend policy strikes the proper balance between the need to reinvest in the business, and providing current returns to shareholders. Naturally any future increases in dividends remains at the discretion of our Board of Directors.

Before turning to the Entergy transaction, I would like to briefly touch on our stand-alone capital investment plans. All of the key projects included within the plan remain on track, both from a budget and timing perspective. The Michigan Thumb Loop Project and the Kansas City plan are currently well into construction. On the Thumb Loop Project, we are in the process of completing work on the first segment, which we estimate will be placed into service before year end. Work also continues on the second segment, which we still expect to place into service in 2015.  For the Kansas V-Plan, we have awarded the majority of the substation construction contracts, and work on the transmission line construction continues. We remain on target for a late 2014 in service date for this project. Likewise we are also making good progress in advancing MVP Projects number 3 and 4 through the various siting processes. We are also continuing to work through ownership structures for MVP projects number 5 and 7.

In addition to providing updates on the key projects in the plan, I also wanted to address the recent FERC order regarding ITC Midwest’s Attachment FF policy, and the potential impacts of the order to our long-term plan. Although the order relates solely to ITC Midwest’s use of Attachment FF, our Michigan operating companies also use attachment FF for recovery of certain network upgrades to support new generator interconnections. We will need to evaluate the continued use of this policy for these entities.

Given that we just received the order last week we are still in the process of analyzing the specific implications, as well as our options for next steps. However, directionally, it is worth noting that we had under $900 million of expected investments in our 2012 to 2016 long-term plan, categorized as network system upgrades for new generator interconnections. This amount includes approximately $510 million of investment associated with the Michigan Thumb Loop Project, which is an MVP project, as opposed to an Attachment FF project. Therefore, it is not impacted by any future potential elimination of Attachment FF.

Of the remaining amount some of this capital has already been invested by our operating companies over the course of 2012 and the first half of 2013 prior to the issuance of the order by FERC. In addition, the order issued by FERC on this matter has prospective application for any non-executed or non-filed generator interconnection agreements. This essentially means that in process generator interconnections would still fall under our historical Attachment FF treatment.

Lastly, as we previously indicated we will need to further evaluate further projects included in this category. Some of these projects may still be necessary to support system requirements, regardless of whether or not the associated generator is interconnected in the future. Consequently, we cannot provide definitive guidance today with respect to the future impact of the potential elimination of our Attachment FF generator interconnection policy. However given the aforementioned factors, we do not currently anticipate that any elimination of this policy would have a material effect on our future anticipated capital investment plans.

Turning to the Entergy transaction, as Joe noted in his comments, we are continuing to work through the regulatory approval processes in each of the jurisdictions, and have recently proposed a rate mitigation plan, that we believe when coupled with the other commitments that we have made, will serve to address many of the concerns that have been raised in the state and local regulatory proceedings. The overall spirit in which the rate mitigation plan was provided, is to one, better align the rate impacts to customers of the transaction associated with the change in weighted average cost of capital under ITC’s ownership, with the realization of all of the benefits that we expect to materialize from the transaction. Two, ensure that customers realize quantifiable and tangible benefits of the transaction prior to experiencing such cost increases.

More specifically ITC and Entergy have committed to a rate mitigation plan, that if accepted would effectively eliminate the retail rate impact that result from the change in weighted average cost of capital for the first five years following the close of the transaction. At the end of the five year period, an analysis or test would be performed by an independent third-party that measures the annual reliability, economic, and other benefits provided by ITC’s ownership of the transmission system, and resulting improvements that have been realized.  If these annual benefits exceed the annual impact of ITC’s higher weighted average cost of capital, then the test is met and the rate mitigation would end. If the test is not met, rate mitigation would continue for the percentage of the impact of ITC’s weighted average of cost of capital that have not been offset by benefits as per the benefit test. If the rate mitigation continues beyond a five year period, additional benefits tests would be conducted in the future, and rate mitigation would continue until such time as it could be demonstrated that the benefits of ITC ownership exceed the impacts of ITC’s weighted average cost of capital on retail rates.

Under the proposed rate mitigation plan, the companies are committing to a rate mitigation for the first five years post-closing of the transaction at a minimum. Beyond that the future rate mitigation, if any, depends on the results of the benefit analysis as I discussed. While the merger agreement between ITC and Entergy calls for a 50/50 split of any rate concessions, ITC and Entergy have agreed to a different approach in light of this new rate mitigation proposal. Under this agreement, for the first five years of rate mitigation, Entergy will bear a greater proportion of the costs associated with rate mitigation than ITC. If rate mitigation is required is beyond the first five years, ITC and Entergy will share in those costs on a 50/50 basis through year ten. If after year ten, rate mitigation is still required, Entergy’s contribution to this will be based on a fixed amount. ITC will be responsible for any shortfall relative to the size of required rate mitigation, if any. Entergy’s obligation to provide contributions to the rate mitigation plan would cease after year 20, if rate mitigation were still required beyond that point in time. More specifics on this revised split will be provided at a later date, as we gain clarity as to whether or not this plan will be accepted, and how it will be implemented in the various jurisdictions.

The rationale for pursing this rate mitigation proposal is clear. We believe it will be an important tool in addressing concerns raised with respect to rate effects and the realization of benefits. From our perspective we believe this rate mitigation plan allows us to control our own destiny, and provides us the opportunity to put our money where our mouth is, so to speak. As our history suggests, we have a long track record of improving transmission system performance and delivering significant benefits to customers. We have a great deal of confidence in our ability to do so. Essentially this rate mitigation plan commits us to do the same here,and by doing so, will allow us to end rate mitigation relatively quickly. When given the opportunity we are always willing to bet on ourselves, and we are confident that we will be able to realize the same benefits for customers in the Entergy region, that we have been able to achieve in our other service territories.

We are pleased with our overall performance for the first six months of this year, and remain committed to continuing to effectively execute on our standalone plans, and also advancing the Entergy transaction through the complex set of regulatory approval processes, while preparing a smooth integration of the business. We remain of the view that the combination of these two provides the best value creation opportunity for our investors in the future.

At this time, I would like to open up the call to answer questions from the investment community.

Operator

(Operator Instructions) Our first question comes from Julien Dumoulin-Smith of UBS, please go ahead.

Julien Dumoulin-Smith - UBS

Good morning. First question, on Attachment FF. Just wanted to get a sense here, as you think about reviewing projects out there, what kind of time line is that going to be for the non-ITC Midwest projects that you contemplated? To be clear ahead, even ahead of that review you still feel confident that net of all of those offsetting factors, it doesn’t materially impacted your current CapEx outlook through 2016?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

It is Cameron. Let me maybe answer the second part of your question first. What you stated is a true statement. Given all of the offsetting factors that I described in my comments, we don’t believe that any potential elimination of FF, would have a material impact on our future capital investment plans through 2016. Obviously the vast majority of the capital investments that we had earmarked for network upgrades to support generator interconnections is associated with the Thumb Loop Project here in Michigan, which is not actually an Attachment FF project, as I mentioned, and projects that we have already actually completed. So the balance again we do not believe if some of that opportunity were lost, that it would have a material effect on our future capital investment plans.

To the earlier part of your comment, as we said, we are still evaluating what our next steps will be. As Joe highlighted, we are considering whether or not it is appropriate to seek rehearing on the order, given that we do disagree with the conclusion. We are also considering in light of some of the commentary in the order itself, whether or not we ought to pursue a different cost allocation proposal in consultation with other stakeholders in the region, that we believe will serve to address concerns that we have with regard to the MISO standard policy. By background MISO’s standard policy again is the generator is responsible for 90% of the cost. The generator is eligible up to only 10% reimbursement of those costs. We don’t feel that provides the level playing field for new generators in the marketplace,and have concerns about that MISO standard policy. At a minimum we think that modification should be made that allow for the creation of more competitive market place, even if we are not successful in advocating for a 100% reimbursement policy. At this time, we are still evaluating what next steps we will take. Those next steps will largely dictate again what we think the ultimate exposure is with respect to this capital investment channel in our business.

Julien Dumoulin-Smith - UBS

Perhaps just a quick follow-up directly to that. There was some concurring comments from Norris and others alluding to perhaps alternative middle ways, if you will. Could you talk to what he was alluding to more directly? Then also for some perspective on FF what do other markets currently pursue? I understand they are somewhat different as well? Would you contemplate proposing some of those before MISO as a compromise or something?

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

The first fact is, if you go back and I don’t know what directly Commissioner Norris is referring to, I think he has a thought in his mind, but if you go back into a little bit of history, MISO had a 50/50 policy, instead of what we look at as the 90/10 policy. In other words, and that was actually what was in place when attachment FF was found to be just and reasonable. At that point in time the generator was eligible to receive 50% of reimbursement for the network upgrades that we had to make.

When MISO changed their rate protocols to get to the MVP projects and to get that approved, they also changed the generator interconnection policy at that time. I find it candidly amazing that they found FF to be just and reasonable with a 50/50 policy, and now they have reversed themselves with the 90/10 policy. I believe if I read between the lines, Commissioner Norris is looking to go back to more the 50/50 policy.

If you look in the rural areas and specifically Iowa, just to call it out, the system there when we bought it candidly was in deplorable condition. Number one, and it was a very weak system. You virtually could not get anybody to interconnect out there any kind of generation, of which that generation has been brought online, it has brought huge benefits to the region. I think that we need to go back in and make a good demonstration of what those benefits to the region were. I think if I again read that, I think he is looking for a more regional cost allocation process similar to the MVPs.

Julien Dumoulin-Smith - UBS

Great. Thank you very much.

Operator

Next question comes from Jonathan Arnold of Deutsche Bank. Please go ahead.

Jonathan Arnold - Deutsche Bank

Good morning. Just a quick one, Cameron on FF. Can you give us any indication how much of the $380 million has already been spent or grandfathered? You have that bullet. It feels like it could have a number attached to it?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Yes. Rough numbers. I don’t have specifics on how much is in the queue that we view as being grandfathered. I have some estimates, they are fairly rough at this stage. Directionally what I would tell you an aggregate between what we have already invested between 2012 and the first half of 2013, and what we view as being likely of advancing under the old attachment FF. It is probably in the neighborhood of close to $200 million. It would be close to half. It would leave the other half either at risk for perhaps only 10% of the balance, or potentially something different to the extent that we are successful in either seeking a re-hearing on FF and having that reinstated, or creating an alternative solution in consultation with stakeholders that would yield something higher than 10%.

Jonathan Arnold - Deutsche Bank

The 380 was fairly linear basically through the 5 year plan probably then?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Probably. That is not an unreasonable expectation. They are somewhat lumpy depending on the timing of the particular generators coming, but by and large it is not too heavily weighted one way or the other.

Jonathan Arnold - Deutsche Bank

Thank you. Can I also ask on the mitigation proposal, just to make sure we have this right. We were struggling to keep up with you. The first five years ITC’s share is a larger proportion of the total undisclosed exactly what the split is. Then you go to 50/50 after year five if you have to continue?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Correct. That is correct. In the first five years we are still finalizing some of the numbers. But Entergy’s share would approximately probably 65% to 70% of the total. We would be responsible for the remaining 30% to 35%, rough numbers.

Jonathan Arnold - Deutsche Bank

Then if there is a shortfall, then you would then cover that 50/50?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

No. In the first five years it is fixed.

Jonathan Arnold - Deutsche Bank

After five years?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

After five years it would be shared 50/50. That is correct.

Jonathan Arnold - Deutsche Bank

Okay. Then what is the mechanism for that? Would you, if you got to year five and you haven’t delivered the savings promised, would you then kind of seek to deliver them over each year, or over a five year period?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

That is a good question. We would have the opportunity to do an additional benefit test at our discretion. We could do presumably another benefit test after year six. And demonstrate after year six the benefits of the ITC’s ownership are in excess of the retail rate effects resulting from the weighted average cost of capital. Beyond year five the benefit test can be conducted at our discretion. We really are in control of when we feel like we have met it, then we can bring forward the benefit test and have it conducted.

Jonathan Arnold - Deutsche Bank

Can you give any insights into how this is being received? We see some of these state filings we are following. Some of them you file an update, but they don’t even acknowledge that there is a new number out there?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Right. That can be disappointing as you imagine, but I think in reality, the information is getting on the record as it needs to. It will be available to the decision-makers as we work through the process. We strongly believe that this newest proposal that we have made really turns a lot of the arguments that have been made on their head. The concerns that have been raised with respect to the timing of realization of the benefits relative to the timing of the realization of the rate effects, this very much addresses that. Concerns that have been raised with respect to customers being at risk for the realization of benefits, those arguments really don’t have a lot of merit any more. Because the proposal we put forward, really addresses those two overarching issues that we have heard time and time again. We think that when the decision-makers are confronted with the facts in the case, the commitments that we are prepared to make, and this new rate mitigation proposal that we have provided, that they will find that those address the issues that have been raised by interveners, and will find that the transaction is in the public interest.

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

One other item I would add to Cameron is actually just a sub note. Constantly through cross-examination I have been repeatedly asked, well what guarantees do we have you will do this work. Notwithstanding the fact that our history is just absolutely stellar, in that we do the work and that is what we are about. This proposal that the team put together is very, very good. It absolutely puts us right smack dab where we want to be. As Cameron said in his prepared remarks,it really puts us betting on ourselves that we will deliver those benefits to customers. If we don’t, then we will be paying for it with cash. It is what we like, and I think that it commits us to getting the work done and improvement in the grid that I believe the Entergy grid sorely needs.

Jonathan Arnold - Deutsche Bank

Could I also ask how would this mitigation be accounted for from your perspective?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

It is too early to say definitively, Jonathan. We are still working through the mechanics of the structure itself. As you know in the ITC Midwest situation, it was just simply essentially a rate rebate that is an impact to earnings, and each year in which the rate rebate is provided. That is sort of the default case. From an earnings perspective. We haven’t yet specifically structured it, so I can’t give you a specific answer with regard to the exact accounting treatment. If number one, the rate mitigation plan is accepted, and two, the transaction progresses. We will be able to provide those details as we get further into the year.

Jonathan Arnold - Deutsche Bank

Thank you for all of the color.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Sure. Thanks.

Operator

Next question comes from Kevin Cole of Credit Suisse. Please go ahead.

Kevin Cole - Credit Suisse

Good morning. Just a quick follow-up on the rate mitigation plan. Should we view the effect of this on your cash flow and earnings income statement as essentially your realizing an ROE somewhere between the midpoint of Entergy’s current mid-10s and the MISO 12.38, given the sharing with Entergy?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

I really wouldn’t put it that way. I think we are looking at the overall weighted average cost of capital effects that result from moving to our model from the existing state regulatory construct that Entergy operates under. The way I characterize the rate mitigation, and again because Entergy is bearing a larger proportion of it in the front part of the plan in the period that is more guaranteed, I really view it as not dissimilar to what we agreed to in connection with the ITC Midwest transaction, where we are willing to provide some rate relief to customers in the early years, while we are working towards making the investments that will improve the performance of the system, and allow for customers to realize economic benefits from that improved performance of the system.

The difference between the ITC Midwest case is we had a longer period of fixed rate mitigation. In this case, we have the ability to exit it earlier than what we are experiencing in the ITC Midwest situation,subject to the realization of the benefits that we strongly believe that we can provide. I would characterize it as more our willingness to provide rate rebates or rate relief to customers for a period of time, and again as Joe highlighted and I mentioned in my remarks, it provides us with a greater control in our ability to end that early by delivering on the benefits that we expect customers to realize.

Kevin Cole - Credit Suisse

Just so that I am clear, is this a rate refund or a rate deferral? Because I believe that ITC Midwest is more of a deferral?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

ITC Midwest is not deferral, it is a rate rebate. This is designed to be a rate rebate, not a deferral. It is relatively consistent with the overall approach in Midwest, but as I mentioned before, the benefit test replaces arguably some period of time of time of fixed rate mitigation.

Kevin Cole - Credit Suisse - Analyst

Okay. Given the uniqueness of your Reverse Morris trust. Does this rate mitigation plan complicate that at all?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

No, it doesn’t. What really dictates the ability to utilize the Reverse Morris trust and the tax free nature of the transaction is the ownership structure at closing. This doesn’t change that ownership structure at closing. It would not have an impact on the requirements of the reverse Morris trust.

Kevin Cole - Credit Suisse

Okay. One last question. Given the Texas approval could come before the next earnings call, if the worst case scenarios were to happen and Texas were to deny the transaction, can the transaction still move forward?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

I don’t want to really speculate on that as we sit here today. What I would tell you is consistent with our prior comments. The transaction structure itself is very sensitive to receiving the approvals from all of the jurisdictions. We need really the entire transmission business of Entergy to make the reverse Morris trust structure work. Obviously whatever result we get in Texas, we are obviously expecting a favorable result, if it is not favorable then we will step back and assess what our next steps are at that stage. But obviously the transaction structure as you well know is very sensitive to the realization of all of the regulatory approvals.

Kevin Cole - Credit Suisse

Great. Thank you very much.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Thanks Kevin.

Operator

Next question comes from Charles Fishman from Morningstar. Please go ahead.

Charles Fishman - Morningstar

Thank you. Just one quick one. The $0.30 per share associated or attributable to the Entergy transaction cost in the second quarter, would you say that the peak of your transaction spending rate?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

I would like to think it is, Charles. Couple of things happened in the second quarter. We entered into the actual hearing process in the jurisdictions. That is a fairly costly exercise. I won’t disparage lawyers, but it is heavily lawyer intensive. I say that for the benefit of our lawyers in the room. It is fairly expensive proposition, so naturally we did see a bit of a ramp-up in costs in the second quarter, associated with being in hearings in Texas, and preparing for hearings in the other jurisdictions.

Secondly, in the second quarter we did have a payment due to our financial advisers that was contingent upon us receiving shareholder approval for the transaction, and that was a relatively large component of it as well. I do think that there are a couple of items driving that second quarter number that do make it a bit of a peak. As we work through the rest of the hearing process, we will still see reasonable expenses associated with advancing the transaction. I would expect that Q2 number to be somewhat of a peak.

Charles Fishman - Morningstar

That is it. Thanks.

Operator

Next question come from Michael Bates of D.A. Davidson. Please go ahead.

Michael Bates - D.A. Davidson & Co.

Good morning. Most of my questions are asked and answered. I did want to follow the comment about the impact adverse weather had on the first half. I believe, Joe, you made a comment in the first quarter there was a $40 million or $50 million delta between the expected and actual CapEx levels. Where are you now? Are you able to quantify that?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Sure. It is Cameron. I will touch on that, because I think that it was comments I made in the first quarter regarding that. At the end of Q1 we were about $50 million behind our internal plan, with respect to capital investments for the year. We are now about $30 million behind. We did catch up a little bit in the second quarter. As I mentioned in my prepared comments, so Q2 was a little better than expected, but we didn’t catch up all of the Q1 shortfall. That is the best way to look at it.

And the important thing that I would like to remind everyone, is that when you are in a business like ours, where earnings are based on a 13-month average rate base, or a 13-month QUIP average balance for AFUDC, when you miss getting projects into service, or miss making investments those are really missed earnings for the year. It is hard to catch back up. Once you have missed one of the 13 months, particularly if it is early in the year, it will have a higher weighting and it is harder to catch back up in the back half of the year from an earnings perspective. So although we are positioned, and as we sit here today, and believe that we will meet our overall capital investment expectations for the full year. The fact that we are behind our internal plans relative to the timing of that deployment will continue to impact our earnings through the balance of the year. That is just the way the math works when using the 13-month average rate base as we do in the business. It is an important thing to remember as you are thinking about the back half of the year.

Michael Bates - D.A. Davidson & Co.

That is very helpful. Thank you.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Thanks, Michael.

Operator

In the interest of time our final question comes from Jonathan Reeder with Wells Fargo. Please go ahead.

Jonathan Reeder - Wells Fargo Securities

Good morning. With some of the nuclear units and potentially incremental coal at risk or even coming offline in the region kind of for the economic regions, how does that potentially impact transmission needs over the next five years? Could this provide a meaningful opportunity for you guys?

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Good morning Jonathan. I think we have said historically that we do view the potential for either new units coming online or units coming offline to change obviously the dynamics of the transmission system, which do create potentially opportunities to invest in transmission to ensure system stability and reliability, as you are changing the flow of power on the transmission grid. We have indicated also that our view is MISO has been a little slow in I think addressing and planning for the potential future retirements that could be impacting the system as a result of the change in generation mix. Whether it be just older units retiring or environmental pressures causing units to become uneconomic and retiring. Generators are not terribly forthcoming all of the time with their plans. So it is hard to make transmission plans to address future potential requirements of exiting generators. Long story short, we do view that as having potential upside as we look forward in time. The magnitude of that upside is really going to be entirely depending on what the generators ultimately delist and exit the market place, and obviously what that means from a power flow perspective, and what specific transmission investments are required to ensure system stability. It is hard to put specific numbers on it. We do view it as just directionally a positive relative to the need for transmission investment over the coming years.

Jonathan Reeder - Wells Fargo Securities

Directionally is that, I guess, increasing your confidence of some of the announcements recently, that there could be potential upside to the current I guess base business forecast?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

I think the announcements that we have seen lately are really just reinforcing the view we have had for some time. Is that you are going to see a change in the generation mix in MISO in particular, and that will yield future transmission investment opportunity. I wouldn’t want to suggest that the recent announcements give us or cause us to feel like there is incremental upside relative to what we have been talking about. I think it just reinforces our view that upside exists, and there will be investments that are required over the course of time.

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

I would like to just add one sidebar comment to what Cameron made. As we see the generation mix changing, and that will inevitably happen. You are also going to see more people entering into the wholesale market. As more and more people get away from their native generation and go into the wholesale market to get power, then the realization of congestion in the wholesale market will become more and more visible to people, as they are buying and selling out of that wholesale market. As a result of that you will see more people putting pressure on getting more transmission built to relieve the higher LMP costs. I think there is an article in the Wall Street Journal that just deals with a little bit of this going on in Texas as they change generation mix. As that happens those wholesale prices become more relevant to the retail customer, and then that put more pressure on getting transmission built to get that LMP price to become more rationalized across the system. I think you will see a lot of changes over time, but I don’t think that any of these occur in the next couple of years, because the planning cycle doesn’t allow that to happen.

Jonathan Reeder - Wells Fargo Securities

Okay. Thank you for the comments.

Operator

I will turn the conference back over to Ms. Gretchen Holloway.

Gretchen Holloway - ITC Holdings Corp. - Director, Investor Relations

This concludes the question and answer portion of the call. Anyone wishing to hear the conference call replay available through Monday July 29th should dial toll free 855-859-2056 or 404-537-3406, the passcode is 13778274. A webcast of this event will also be archived on the ITC website at ITC/holdings.com. Thanks everyone for joining us today.

Operator

Ladies and gentlemen, this does conclude today’s conference, you may all disconnect, and have a wonderful day.